Exhibit 99.2

The following is an excerpt of a transcript of an earnings presentation by Liberty Global Ltd.’s Chief Executive Officer, Michael T. Fries, and Chief Financial Officer, Charles H. R. Bracken, held on May 2, 2024.
CORPORATE PARTICIPANTS
Michael T. Fries – Chief Executive Officer, President and Vice Chairman, Liberty Global Ltd
Charles H. R. Bracken – Chief Financial Officer, Executive Vice President
CHIEF EXECUTIVE OFFICER EARNINGS STRATEGY UPDATE SECTION
Michael T. Fries
Chief Executive Officer, President and Vice Chairman, Liberty Global Ltd.
Perhaps most important of all is the value we expect to create with the separation and listing of Sunrise in Switzerland, and the subsequent spin off of those shares in the fourth quarter of this year.
And slide 6 provides an update on where that transaction stands today. Perhaps just to recap the transaction rationale for a moment. By listing Sunrise on the Swiss exchange, the goal is to create a fully distributed local valuation for the company which will represent, we believe, a meaningful premium to our stock trades or whatever value were being attributed today. Now Sunrise equity story is compelling. Switzerland is a stable 3-player market where Sunrise stands out as the only pure-play national champion. Andre and the team have multiple growth levers in front of them. And perhaps most importantly, significant free cash flow margins, which will underpin an attractive dividend story.
The Sunrise equity story is compelling. Switzerland is a stable three-player market where Sunrise stands out as the only pure play national champion. Andre and the team have multiple growth levers in front of them, and, perhaps most importantly, significant free cash flow margins which will underpin an attractive dividend story.
We’re targeting Q4 this year to complete the transaction which will entail spinning off again 100% of the shares to Liberty Global shareholders. The current schedule is to file a confidential Form F-4 with the SEC next month.
As a reminder, we will be injecting CHF1.5 billion or $1.7 billion into Sunrise to de-lever the company pre-spin. Obviously, this will increase the equity value of the listed vehicle, which accrues directly to you in the form of a higher Sunrise stock price, and Charlie will talk about this math in a moment. Funding for the $1.7b will come from a combination of All3Media proceeds of about $400 million, Sunrise free cash flow through the course of 2024 of +/-$400 million, and approximately $1 billion of corporate cash.
Not surprisingly, JPMorgan and UBS have been approached by both financial and strategic parties interested in potentially participating in this transaction pre-listing. I am simply going to say that we are in a listening mode, but we do not intend to slow the process down and are committed to proceeding either way. This transaction is happening.
And many of these groups are attracted to the dividend profile of Sunrise, which we expect will pay out a minimum of CHF 240 million per year, and that would rise over time. Just to put that in perspective for a moment, the dividend from Sunrise alone, that I just mentioned, would represent a 4% yield on the entire market cap of Liberty Global. Now so far, 11 analysts have figured that out and have published reports on the Sunrise spin, which pegged the equity value in the range of $11 per Liberty share. And we’re not commenting on these numbers, but it sure looks significant in relation to our $16 stock price. Your opportunity to learn more about this is coming up soon. The management team intends to conduct a Capital Markets Day in due course, followed by a complete roadshow.
Now someone asked, “what happens to the remainder of Liberty Global after the spin-off?” Before answering that, I think it’s important to put things into context for a second. Sunrise only represents about 12% of our aggregate EBITDA and around 20% of proportionate EBITDA. So, the bulk of our fixed mobile converged business remains unchanged for now. And as we’ve just talked about, we believe we have a lot of really strong opportunities to drive value in those remaining markets. Of course, our cash balance will be reduced by around $1 billion, but we still generate free cash flow of (inaudible) upstream. And as I mentioned, we continuously look at asset sales to replenish our cash.
And then lastly, Sunrise, like all of our operating businesses and even those we’ve sold, by the way, will still be reliant on Liberty Global for certain technical product and administrative services, which will continue to offset a bunch of our central costs.
Charles H.R. Bracken
Chief Financial Officer, Liberty Global Ltd.
Now moving to the Sunrise spin and assuming -- and only assuming the current average analyst valuation of the company of CHF 8 billion, we arrived at $11 per share, pro forma for the cash injection of CHF 1.5 billion committed by Liberty Global. Now if you add all these up without any value attributed to the other FMC champions, the implied value of a Liberty Global share comes out to be around $25 per share, assuming 350 million shares around the time of the Swiss spinoff.
Stephen Malcolm - Redburn (Europe) Limited, Research Division
And then secondly, just Mike you raised the point on kind of your Liberty post Sunrise spin. Clearly, there’s still a lot of interesting aspects of the story. But one of the concerns I have is that if the share price doesn’t move the market cap is going to be kind of low, $2.5 billion, $3 billion liquidity maybe becomes an issue. Is that something you’ve thought about at all? And any sort of steps you can take to deal with that in terms of buybacks and things like that. Just curious to make your thoughts on liquidity price spend.
Michael T. Fries
-- the second question first. I want to make sure I understand it. Listen, we obviously believe that the steps we’re taking in particular, the steps around Sunrise will force the issue, if you will. And as shareholders, and we’re all shareholders here, if we receive a share of stock in Sunrise of a material value and the RemainCo, if you will, doesn’t trade, then we’ll be looking at what sort of steps we need to take to bridge that gap or shrink that gap with the RemainCo or do other, or take other steps.
But it’s one step at a time. That’s certainly how we’re looking at it. We’re not anticipating anything but a re-rating, if you will, of Liberty Global as a result of that spin. And as we continue to demonstrate that we’re executing on our growth plans and our strategic plans and the assets that we own and control and the ones we’re partners with are underlying, are valuable assets. The $3 billion point, I mean, I’m not sure if I followed that, maybe Steve, just clarify the question around $3 billion, just so I’m clear on what you’re getting at.
Stephen Malcolm
I guess my concern is, I think one of these issues you face is you’re clearly sort of quite an esoteric company. You’re a list in the U.S., you operate over here, market caps for you are quite complicated. And as the market cap shrinks, it becomes harder for investors, I guess, to sort of spend the time and liquidity in the shares potentially drives off. I mean, obviously, you had the problem with Telenet, very, very small (inaudible) but slightly different. But are you worried at all that if the market cap doesn’t adjust the steps you’re taking, that buying back stock becomes more difficult because liquidity is potentially impacted by the small size of the company, and just how you’re thinking about that post Sunrise likely as a potentially a much smaller company again?
Michael T. Fries
Yes. I understand your point. I mean our expectation is that the RemainCo trades up from where it is today because we believe, obviously, depending on how the spin works and the value attributed to the shares, that in the remaining assets are equally undervalued. Now you make a point, hey, they might just continue to trade where they trade. We’ll cross that bridge when we get to it. At this point, our expectation is that the RemainCo will be re-rated and that the underlying businesses we continue to own in the U.K., in Belgium and other markets will be valued on a similar basis because we’ve demonstrated that there is intrinsic value not being recognized in the stock. If that doesn’t occur, we’ll cross that bridge when we cross it. And at this point, I’m not going to tell you prematurely what we may or may not do, but you raised good points, and let’s see how it unfolds.

I’m pretty confident of two things. One, that the Swiss transaction is going to be a game changer and it’s going to happen, and we’re all going to be very thankful that it does happen. And then secondly, it will reset how people view Liberty Global in terms of how we’re both approaching value creation as well as value distribution and where our heads are at in terms of the remaining businesses we own and control and how we build value with those businesses. But let’s see. I understand your point. I’m not going to guess at things prematurely, let’s see how things unfold.